UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

(Amendment No. 4)

RAIT FINANCIAL TRUST

(Name of Issuer)

Common Shares of Beneficial Interest, $0.03 par value per share

(Title of Class of Securities)

749227609

(CUSIP Number)

Thomas Surgent, Chief Compliance Officer

Highland Capital Management, L.P.

300 Crescent Court, Suite 700

Dallas, TX 75201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP NO. 749227609	13D	Page 2 of 19 Pages

(1)	Names of reporting persons Highland Global Allocation Fund
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Massachusetts
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 2,219,361
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,219,361
(11)	Aggregate amount beneficially owned by each reporting person 2,219,361
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 2.4%
(14)	Type of reporting person (see instructions) IV, OO

CUSIP NO. 749227609	13D	Page 3 of 19 Pages

(1)	Names of reporting persons Highland Small-Cap Equity Fund
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Massachusetts
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 484,789
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 484,789
(11)	Aggregate amount beneficially owned by each reporting person 484,789
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0.5%
(14)	Type of reporting person (see instructions) IV, OO

CUSIP NO. 749227609	13D	Page 4 of 19 Pages

(1)	Names of reporting persons Highland Capital Management Fund Advisors, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF, OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 2,704,150
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,704,150
(11)	Aggregate amount beneficially owned by each reporting person 2,704,150
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 2.9%
(14)	Type of reporting person (see instructions) IA, PN

CUSIP NO. 749227609	13D	Page 5 of 19 Pages

(1)	Names of reporting persons Strand Advisors XVI, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF/OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 2,704,150
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,704,150
(11)	Aggregate amount beneficially owned by each reporting person 2,704,150
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 2.9%
(14)	Type of reporting person (see instructions) HC, OO

CUSIP NO. 749227609	13D	Page 6 of 19 Pages

(1)	Names of reporting persons NexPoint Real Estate Strategies Fund
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 98,040
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 98,040
(11)	Aggregate amount beneficially owned by each reporting person 98,040
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0.1%
(14)	Type of reporting person (see instructions) IV

CUSIP NO. 749227609	13D	Page 7 of 19 Pages

(1)	Names of reporting persons NexPoint Advisors, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF/OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 98,040
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 98,040
(11)	Aggregate amount beneficially owned by each reporting person 98,040
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0.1%
(14)	Type of reporting person (see instructions) IA, PN

CUSIP NO. 749227609	13D	Page 8 of 19 Pages

(1)	Names of reporting persons NexPoint Advisors GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF/OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 98,040
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 98,040
(11)	Aggregate amount beneficially owned by each reporting person 98,040
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0.1%
(14)	Type of reporting person (see instructions) HC, OO

CUSIP NO. 749227609	13D	Page 9 of 19 Pages

(1)	Names of reporting persons Highland Select Equity Master Fund, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 2,677,087
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,677,087
(11)	Aggregate amount beneficially owned by each reporting person 2,677,087
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 2.9%
(14)	Type of reporting person (see instructions) PN

CUSIP NO. 749227609	13D	Page 10 of 19 Pages

(1)	Names of reporting persons Highland Select Equity Fund GP, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF/OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 2,677,087
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,677,087
(11)	Aggregate amount beneficially owned by each reporting person 2,677,087
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 2.9%
(14)	Type of reporting person (see instructions) PN

CUSIP NO. 749227609	13D	Page 11 of 19 Pages

(1)	Names of reporting persons Highland Select Equity GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF/OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 2,677,087
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,677,087
(11)	Aggregate amount beneficially owned by each reporting person 2,677,087
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 2.9%
(14)	Type of reporting person (see instructions) OO

CUSIP NO. 749227609	13D	Page 12 of 19 Pages

(1)	Names of reporting persons Highland Capital Management, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF/OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 2,677,087
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,677,087
(11)	Aggregate amount beneficially owned by each reporting person 2,677,087
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 2.9%
(14)	Type of reporting person (see instructions) IA, PN

CUSIP NO. 749227609	13D	Page 13 of 19 Pages

(1)	Names of reporting persons Strand Advisors, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF/OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 2,677,087
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,677,087
(11)	Aggregate amount beneficially owned by each reporting person 2,677,087
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 2.9%
(14)	Type of reporting person (see instructions) HC, CO

CUSIP NO. 749227609	13D	Page 14 of 19 Pages

(1)	Names of reporting persons James D. Dondero
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF/OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 5,479,277
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 5,479,277
(11)	Aggregate amount beneficially owned by each reporting person 5,479,277
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 5.9%
(14)	Type of reporting person (see instructions) HC, IN

CUSIP NO. 749227609	13D	Page 15 of 19 Pages

SCHEDULE 13D

This Amendment No. 4 (this “Amendment”) is being filed on behalf of Highland Global Allocation Fund, a series of Highland Funds II, a Massachusetts business trust (the “Global Fund”), Highland Small-Cap Equity Fund, a series of Highland Funds II, a Massachusetts business trust (the “Small-Cap Fund”), Highland Capital Management Fund Advisors, L.P., a Delaware limited partnership (“Highland Fund Advisors”), Strand Advisors XVI, Inc., a Delaware corporation (“Strand XVI”), NexPoint Real Estate Strategies Fund, a Delaware statutory trust (“NRESF”), NexPoint Advisors, L.P., a Delaware limited partnership (“NexPoint Advisors”), NexPoint Advisors GP, LLC, a Delaware limited liability company (“NexPoint Advisors GP”), Highland Select Equity Master Fund, L.P., a Bermuda limited partnership (“Select Fund”), Highland Select Equity Fund GP, L.P., a Delaware limited partnership (“Select GP”), Highland Select Equity GP, LLC, a Delaware limited liability company (“Select LLC”), Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”), Strand Advisors, Inc., a Delaware corporation (“Strand”) and James D. Dondero (collectively, the “Reporting Persons”), and amends the Schedule 13D filed on October 7, 2016, as subsequently amended on November 10, 2016, as subsequently amended on December 5, 2016, and as subsequently amended on December 22, 2016. This Amendment updates the purpose of the transaction and files a new exhibit. The Schedule 13D is supplementally amended as follows:

Item 4. Purpose of Transaction.

On February 8, 2017, NexPoint Real Estate Advisors, LP, an affiliate of Highland Capital, sent a slide deck presentation (the “Presentation”) to the board of trustees of the Issuer. The Presentation provides additional information on the plans or proposals disclosed in earlier amendments to the Schedule 13D, and also contained in letters delivered to Mr. Michael J. Malter, the Chairman of the board of trustees of the Issuer, and filed as exhibits to earlier amendment to the Schedule 13D.

The foregoing description of the Presentation is qualified in its entirety by reference to the full version of the Presentation attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a) As of February 8, 2017, (i) the Global Fund may be deemed to beneficially own 2,219,361 Common Shares, which represents approximately 2.4% of the outstanding Common Shares; (ii) Small-Cap Fund may be deemed to beneficially own 484,789 Common Shares, which represents approximately 0.5% of the outstanding Common Shares; (iii) Highland Fund Advisors may be deemed to beneficially own 2,704,150 Common Shares, which represents approximately 2.9% of the outstanding Common Shares; (iv) Strand XVI may be deemed to beneficially own 2,704,150 Common Shares, which represents approximately 2.9% of the outstanding Common Shares; (v) NRESF may be deemed to beneficially own 98,040 Common Shares, which represents approximately 0.1% of the outstanding Common Shares; (vi) NexPoint Advisors may be deemed to beneficially own 98,040 Common Shares, which represents approximately 0.1% of the outstanding Common Shares; (vii) NexPoint Advisors GP may be deemed to beneficially own 98,040 Common Shares, which represents approximately 0.1% of the outstanding Common Shares; (viii) the Select Fund may be deemed to beneficially own 2,677,087 Common Shares, which represents approximately 2.9% of the outstanding Common Shares; (ix) Select GP may be deemed to beneficially own 2,677,087 Common Shares, which represents approximately 2.9% of the outstanding Common Shares; (x) Select LLC may be deemed to beneficially own 2,677,087 Common Shares, which represents approximately 2.9% of the outstanding Common Shares; (xi) Highland Capital may be deemed to beneficially own 2,677,087 Common Shares, which represents approximately 2.9% of the outstanding Common Shares; (xii) Strand may be deemed to beneficially own 2,677,087 Common Shares, which represents approximately 2.9% of the outstanding Common Shares; and (xiii) James D. Dondero may be deemed to beneficially own 5,479,277 Common Shares, which represents approximately 5.9% of the outstanding Common Shares.

CUSIP NO. 749227609	13D	Page 16 of 19 Pages

(b)

Name of Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Highland Global Allocation Fund	0	2,219,361	0	2,219,361
Highland Small-Cap Equity Fund	0	484,789	0	484,789
Highland Capital Management Fund Advisors, L.P.	0	2,704,150	0	2,704,150
Strand Advisors XVI, Inc.	0	2,704,150	0	2,704,150
NexPoint Real Estate Strategies Fund	0	98,040		98,040
NexPoint Advisors, L.P.	0	98,040	0	98,040
NexPoint Advisors GP, LLC	0	98,040	0	98,040
Highland Select Equity Master Fund, L.P.	0	2,677,087	0	2,677,087
Highland Select Equity Fund GP, L.P.	0	2,677,087	0	2,677,087
Highland Select Equity GP, LLC	0	2,677,087	0	2,677,087
Highland Capital Management, L.P.	0	2,677,087	0	2,677,087
Strand Advisors, Inc.	0	2,677,087	0	2,677,087
James D. Dondero	0	5,479,277	0	5,479,277

(c) Annex A attached hereto lists all transactions in the Common Shares during the past 60 days by the Reporting Persons. Except as otherwise noted, the transactions in the Common Shares were effected in the open market.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares.

(e) Not applicable.

Item 7. Materials to be Filed as Exhibits.

99.1	Slide Deck Presentation, dated February 2017.

CUSIP NO. 749227609	13D	Page 17 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2017

HIGHLAND FUNDS II, on behalf of its series Highland Global Allocation Fund

	By:	/s/ Brian Mitts
Name: Brian Mitts
Title: Authorized Signatory

HIGHLAND FUNDS II, on behalf of its series Highland Small-Cap Equity Fund

	By:	/s/ Brian Mitts
Name: Brian Mitts
Title: Authorized Signatory

HIGHLAND CAPITAL MANAGEMENT FUND ADVISORS, L.P.

By:	Strand Advisors XVI, Inc., its general partner

	By:	/s/ Brian Mitts
Name: Brian Mitts
Title: Authorized Signatory

STRAND ADVISORS XVI, INC.

	By:	/s/ Brian Mitts
Name: Brian Mitts
Title: Authorized Signatory

NEXPOINT REAL ESTATE STRATEGIES FUND

	By:	/s/ Brian Mitts
Name: Brian Mitts
Title: Authorized Signatory

NEXPOINT ADVISORS, L.P.

By:	NexPoint Advisors GP, LLC, its general partner

	By:	/s/ Brian Mitts
Name: Brian Mitts
Title: Authorized Signatory

NEXPOINT ADVISORS GP, LLC

	By:	/s/ Brian Mitts
Name: Brian Mitts
Title: Authorized Signatory

CUSIP NO. 749227609	13D	Page 18 of 19 Pages

HIGHLAND SELECT EQUITY MASTER FUND, L.P.

By: Highland Select Equity Fund GP, L.P., its general partner

By: Highland Select Equity GP, LLC, its general partner

By: Highland Capital Management, L.P., its sole member

By: Strand Advisors, Inc., its general partner

By:	/s/ Scott Ellington
Name: Scott Ellington
Title: Authorized Signatory

HIGHLAND SELECT EQUITY FUND GP, L.P.

By: Highland Select Equity GP, LLC, its general partner

By: Highland Capital Management, L.P., its sole member

By: Strand Advisors, Inc., its general partner

By:	/s/ Scott Ellington
Name: Scott Ellington
Title: Authorized Signatory

HIGHLAND SELECT EQUITY GP, LLC

By: Highland Capital Management, L.P., its sole member

By: Strand Advisors, Inc., its general partner

By:	/s/ Scott Ellington
Name: Scott Ellington
Title: Authorized Signatory

HIGHLAND CAPITAL MANAGEMENT, L.P.

By: Strand Advisors, Inc., its general partner

By:	/s/ Scott Ellington
Name: Scott Ellington
Title: Authorized Signatory

STRAND ADVISORS, INC.

By:	/s/ Scott Ellington
Name: Scott Ellington
Title: Authorized Signatory

/s/ James D. Dondero
James D. Dondero

CUSIP NO. 749227609	13D	Page 19 of 19 Pages

EXHIBIT INDEX

Exhibit No.	Exhibit Description

99.1	Slide Deck Presentation, dated February 2017.

ANNEX A

TRANSACTIONS

The following table sets forth all transactions with respect to the Common Shares effected in the last sixty days by the Reporting Persons on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on February 8, 2017.

Date	Effected By	Nature of Transaction	Quantity	Price
01/31/2017	Highland Select Equity Master Fund, L.P.	Open Market Sale	98,370	$3.4847